Mail Stop 4561

October 20, 2008

By U.S. Mail and facsimile to(720)932-9738

William D. Snider
Chief Financial Officer
United Western Bancorp, Inc.
700 17th Street, Suite 2100
Denver, CO 80208

   Re: United Western Bancorp, Inc.
      File No. 0-21231
      Form 10-K for the period ended December 31, 2007
      Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Snider:

   We have reviewed your response to our comment letter of September 11, 2008, which as filed on September 25, 2008, and have the following additional comments:

Form 10-K

Financial Statements

General

1. Please refer to the response to comment 1 and comment 6 to our letter dated September 11, 2008. Please tell us and revise future filings to clarify how your presentation of an allowance for loan losses for held for sale loans and your associated accounting policy comply with SFAS 65, which requires that loans held for sale be reported at the lower of cost or fair value.

Statements of Cash Flows, page F-7

2. Please refer to the response to comment 4 to our letter dated September 11, 2008. We note that your capitalize mortgage servicing rights when loans are sold. As set forth in our comment, the separation of servicing assets from loans at the time of sale represents a non-cash event which should not be presented in the statements of cash flows. Please confirm to us, if true, that the amounts capitalized in the operating section of the statements of cash flows are immaterial for restatement purposes and that in future filings you will present the capitalization of mortgage servicing rights on sold loans as non-cash transactions.

Form 10-Q for the period ended June 30, 2008

Financial Statements

Note 15. Fair Value of Financial Assets, page 25

3.   We note your response to comment 7 to our letter dated September 11, 2008
        regarding fair value measurements. Your response indicates that you believe that
        classification of your non-agency mortgage related securities as Level 2 in the
        SFAS 157 fair value hierarchy is appropriate since the market valuations were
        performed and priced by a service used by FHLB Topeka or by an independent
        third party. We staff note that paragraph 22 of SFAS 157 indicates that the level
        in the fair value hierarchy within which the fair value measurement in its entirety
        falls is determined based on the lowest level input that is significant to the fair
        value measurement in its entirety, and thus it is unrelated to whether a third party
        is used to price the instrument.   Thus, classification is based upon the
        assumptions and inputs used by the party to value the instrument and whether
        they are based on market observable inputs, or unobservable inputs. Please
        respond to the following:

        •   Your response indicates that you believe Level 2 is appropriate for Alt-A
            securities, private label mortgage backed securities and CRA bonds as securities
            pricing is from an independent third party. Please tell us how you concluded that
            there was not a significant input into the valuation methodology that was based on
            unobservable data.

        •   Please contrast your conclusion that the majority of your non-agency securities
            should remain as Level 2 with your conclusion on non-agency securities
            collateralized by payment option adjustable rate mortgages which you believe are
            Level 3 valuations due to the discount rate utilized, delinquency expectations, loss
            severities, etc. In this regard, please tell us how you concluded that these similar
            inputs/assumptions were not based on unobservable inputs for your other non-
            agency mortgage backed securities and CRA bonds.

        •   Please ensure your proposed disclosure does not imply that the classification in
            the fair value hierarchy is based upon whether the value is determined based on a
            third party. Instead, please provide disclosure discussing the techniques used, the
            data used for the inputs/assumptions, and whether the inputs/assumptions are
            based on unobservable inputs, and how this information drove the classification in
            the fair value hierarchy.

        •   The portion of your response regarding the validation procedures you perform on
            prices received from third parties indicates that you perform the procedures on

option ARMs and other securities in which you have two ratings below investment grade or one rating below BB. Please tell us why you do not believe it is necessary to perform any of these validation procedures on the rest of your portfolio as the majority of your portfolio would not seem to meet the criteria you describe.

- Please clarify what is included in Level 3 available for sale securities in the proposed disclosure that was included in your response. In this regard, it appears from your response that you believe all non-agency securities collateralized by payment option adjustable rate mortgages are Level 3 measurements, which per your response have a fair value of $47.4 million as of June 30, 2008. However your proposed new FV hierarchy disclosure shows Level 3 available for sale securities of $20.8 million. Please clarify this apparent inconsistency.

- To increase the transparency of your disclosure about the nature of your mortgage-backed securities and collateralized mortgage obligations, please discuss in future filings the nature of the collateral underlying these securities, as you do in your response. Please also consider adding other information about your portfolio, such as expanded information about credit ratings or vintage information.

- We note that you have collateralized mortgage obligations (CMOs) included in both your available for sale and your held to maturity portfolios. We also note that the fair values of your held to maturity CMOs have declined more significantly than the fair values of your available for sale CMOs. Please tell us whether the mortgages collateralizing these two categories are similar and tell us whether the methodologies used to price both categories of CMOs are the same.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provide us drafts of your proposed revisions to future filings and any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may Paul Cline at (202) 551-3851 or me at (202)551-3494 you have questions.

Sincerely,

Kevin Vaughn
Branch Chief